Aleris International, Inc. 25825 Science Park Drive, Suite 400 Beachwood, Ohio 44122-7392 Tel: 216-910-3573 Fax: 216-910-3654 pauline.moorman@aleris.com Pauline L. Moorman Vice President, Legal

February 5, 2015

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Aleris Corporation
Registration Statement on Form S-1
Filed April 26, 2011
File No. 333-173721
Ladies and Gentlemen:
On April 26, 2011, Aleris Corporation, a Delaware corporation (the “Company”), filed a Registration Statement on Form S-1 (File No. 333-173721) (together with the exhibits and amendments thereto, the “Registration Statement”) under the Securities Act of 1933, as amended (the “Securities Act”), with the Securities and Exchange Commission (the “Commission”). Pursuant to Rule 477 under the Securities Act, the Company hereby requests that the Commission consent to the withdrawal of the Registration Statement effective as of the date hereof or at the earliest practicable date hereafter. The Company submits this request for withdrawal as it does not intend to pursue the initial public offering contemplated by the Registration Statement at this time. The Registration Statement has not been declared effective by the Commission and no securities have been issued or sold under the Registration Statement. Therefore, the Company believes that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by Rule 477(a) under the Securities Act.
The Company acknowledges that no refund will be made for fees paid to the Commission in connection with filing of the Registration Statement. However, the Company respectfully requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.
If you have any questions with respect to this matter, please call Daniel J. Bursky or Andrew B. Barkan of Fried, Frank, Harris, Shriver & Jacobson LLP at (212) 859-8428 or (212) 859-8468, respectively, or the undersigned at (216) 910-3573.

Very truly yours,

ALERIS CORPORATION

By:	/s/	Pauline L. Moorman
Name:		Pauline L. Moorman
Title:		Vice President, Legal